

Woodway at Trinity Centre Centreville, VA





Redbank VIllage South Portland, ME



The Colony Mount Prospect, IL



Mill Towne Village Owings Mills, MD

HOME PROPERTIES®

QUALITY APARTMENT COMMUNITIES

Second Quarter 2015

Earnings Release & Supplemental Information

850 Clinton Square, Rochester, NY 14604

585-546-4900 | www.HomeProperties.com

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Home Properties, Inc.
Earnings Release and Supplemental Information
Second Quarter 2015
Table of Contents



FOR IMMEDIATE RELEASE

Home Properties Reports Second Quarter 2015 Results

ROCHESTER, N.Y., July 30, 2015 – Home Properties, Inc. (NYSE:HME) today reported financial results for the quarter ended June 30, 2015. All per share results are reported on a diluted basis.

Results for the Quarter

- Earnings per share ("EPS") increased 20.2% to $0.47 from $0.39 in the second quarter of 2014.

- Funds from Operations ("FFO") per share increased 11.2% to $1.16 from $1.04 in the prior year period.

- Operating Funds from Operations ("OFFO") per share increased 9.6% to $1.21 from $1.11 in the prior year period.

Results for the Six Months

- Earnings per share ("EPS") increased 22.3% to $1.45 from $1.18 in the first six months of 2014.

- Funds from Operations ("FFO") per share increased 10.0% to $2.25 from $2.04 in the prior year period.

- Operating Funds from Operations ("OFFO") per share increased 9.4% to $2.30 from $2.10 in the prior year period.

Same-Property Operating Results[1]

	Second Quarter 2015 Compared to Second Quarter 2014	Second Quarter 2015 Compared to First Quarter 2015
Rental Income	3.6% increase	1.9% increase
Total Revenues	3.5% increase	0.8% increase
Property Level Operating Expenses	1.2% decrease	9.8% decrease
Net Operating Income ("NOI")	6.2% increase	7.3% increase
Average Physical Occupancy[2]	95.9%, or a 50 basis point increase	95.9%, or a 90 basis point increase
Average Monthly Rental Rates	3.0% increase to $1,371	1.0% increase to $1,371

[1] For 113 core properties containing 38,569 apartment units owned since January 1, 2014.
[2] The number of occupied apartment units divided by total apartment units.

Acquisitions and Dispositions

There were no acquisitions or dispositions of apartment communities during the quarter.

Development

Construction continues at [The Courts at Spring Mill Station](#), the Company's last remaining development project. The first of two buildings in this Conshohocken, Pennsylvania community became ready for occupancy in the fourth quarter of 2014, and the second building is nearing completion. Approximately 51% of the units are currently leased.

Capital Markets

On June 30, 2015 the Company repaid a mortgage for approximately $28 million at a fixed rate of 5.75%.

As of June 30, 2015:

- The Company had approximately $7.8 million of cash on hand and an additional $128 million of available capacity on its corporate credit facility.

- Unencumbered assets represented 57.5% of total undepreciated assets, up from 56.7% at December 31, 2014.

- The Company's ratio of debt-to-total market capitalization was 32.9%.

- Total debt of $2.4 billion was outstanding at a weighted average interest rate of 4.1% and staggered maturities averaging 3.0 years.

- Approximately 82% of total indebtedness was at fixed rates.

- Interest coverage for the quarter was 4.3 times and the fixed charge ratio was 4.1 times.

Guidance

The Company announced on June 22, 2015 that it had entered into definitive agreements to be acquired by an affiliate of Lone Star Funds and to contribute a portfolio of up to six properties to an affiliate of UDR, Inc. As a result of these pending transactions, the Company is not providing an outlook for the remainder of 2015 nor updating or affirming its previously issued guidance for the full-year 2015.

Supplemental Information

The Company produces [supplemental information](#) that includes details regarding property operations, other income, acquisitions, dispositions, geographic market breakdown, debt and new development. The supplemental information is available via the Company's website through the "Investors" section or e-mail upon request.

Second Quarter Earnings Conference Call

Due to the proposed acquisition of the Company, no quarterly earnings call will be conducted.

Forward-Looking Statements

This release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ are described under the heading "Risk Factors" in the Company's Annual Report on Form 10-K and in other filings with the Securities and Exchange Commission and include the ability of the Company to obtain required stockholder approval required to consummate the proposed merger of Home Properties; the ability of the Home Properties, L.P. to obtain the required unitholder approval to consummate the proposed partnership merger; the satisfaction or waiver of other conditions in the merger agreement; the outcome of any legal proceedings that may be instituted against the Company and others related to the merger agreement; the ability of third parties to fulfill their obligations relating to the proposed transactions, including providing financing under current financial market conditions; the risk that the Company merger, the partnership merger or the other transactions contemplated by the merger agreement may not be completed in the time frame expected by the parties or at all, general economic and local real estate conditions, weather and other conditions that might affect operating expenses, the timely completion of repositioning activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth. The Company assumes no obligation to update or supplement forward-looking statements because of subsequent events.

About Home Properties

Home Properties is a publicly traded multifamily real estate investment trust that owns, operates, acquires and repositions apartment communities in suburbs of major metropolitan areas, primarily along the East Coast of the United States. An S&P 400 Company, Home Properties owns and operates 121 communities containing 41,994 apartment units. For more information, please visit the Company's website at www.homeproperties.com.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2015	**2014**	**2015**	**2014**
Revenues:				
Rental income	$ 163,112	$ 152,431	$ 323,992	$ 302,266
Property other income	13,542	12,973	28,989	28,294
Other income	230	179	547	321
Total revenues	176,884	165,583	353,528	330,881
Expenses:				
Operating and maintenance	61,006	59,468	128,313	125,039
General and administrative	7,399	7,126	15,942	16,384
Interest	25,130	24,717	50,614	49,570
Depreciation and amortization	48,314	44,569	96,179	88,346
Other expenses	3,385	274	3,762	282
Impairment and other charges	(500)	3,842	(319)	3,842
Total expenses	144,734	139,996	294,491	283,463
Income from continuing operations, before gain on disposition of real estate	32,150	25,587	59,037	47,418
Gain on disposition of land	-	-	70	-
Gain on disposition of property	-	-	40,346	-
Income from continuing operations	32,150	25,587	99,453	47,418
Discontinued operations:				
Income from discontinued operations	-	876	-	1,710
Gain on disposition of property	-	-	-	31,306
Discontinued operations	-	876	-	33,016
Net income	32,150	26,463	99,453	80,434
Net income attributable to noncontrolling interest	(4,719)	(3,994)	(14,664)	(12,174)
Net income attributable to common stockholders	$ 27,431	$ 22,469	$ 84,789	$ 68,260
Reconciliation from net income attributable to common stockholders to Funds From Operations:				
Net income attributable to common stockholders	$ 27,431	$ 22,469	$ 84,789	$ 68,260
Real property depreciation and amortization	47,703	44,587	94,975	88,676
Noncontrolling interest	4,719	3,994	14,664	12,174
Gain on disposition of property	-	-	(40,346)	(31,306)
FFO - basic and diluted, as defined by NAREIT	79,853	71,050	154,082	137,804
Loss from early extinguishment of debt in connection with sale of real estate	-	-	-	802
FFO - basic and diluted [(1)]	$ 79,853	$ 71,050	$ 154,082	$ 138,606

[(1)] Pursuant to guidance provided by the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, impairment write-downs of depreciable real estate, noncontrolling interest and extraordinary items plus depreciation from real property. The Company adds back debt extinguishment costs and other one-time costs incurred as a result of repaying property-specific debt triggered upon sale of a property. Because of the limitations of the FFO definition as published by NAREIT as set forth above, the Company has made certain interpretations in applying the definition. The Company believes all adjustments not specifically provided for are consistent with the definition. Similarly titled measures disclosed by other companies may not be calculated in the same manner.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share/unit – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2015	**2014**	**2015**	**2014**
FFO – basic and diluted	$ 79,853	$ 71,050	$ 154,082	$ 138,606
Merger costs incurred and included in other expenses	3,428	-	3,428	-
Acquisition costs of closed deals included in other expenses	(43)	274	334	282
Gain on land sale	-	-	(70)	-
Impairment and other charges	-	3,842	3	3,842
Operating FFO [(2)]	$ 83,238	$ 75,166	$ 157,777	$ 142,730
FFO – basic and diluted	$ 79,853	$ 71,050	$ 154,082	$ 138,606
Recurring non-revenue generating capital expenses	(9,129)	(9,094)	(18,324)	(18,225)
AFFO [(3)]	$ 70,724	$ 61,956	$ 135,758	$ 120,381
Operating FFO	$ 83,238	$ 75,166	$ 157,777	$ 142,730
Recurring non-revenue generating capital expenses	(9,129)	(9,094)	(18,324)	(18,225)
Operating AFFO [(2) (3)]	$ 74,109	$ 66,072	$ 139,453	$ 124,505
Weighted average shares/units outstanding:				
Shares – basic	58,048.7	57,247.9	57,960.5	57,162.3
Shares – diluted	58,684.7	57,795.1	58,561.9	57,660.2
Shares/units – basic [(4)]	68,061.8	67,452.0	68,000.7	67,379.1
Shares/units – diluted [(4)]	68,697.8	67,999.3	68,602.2	67,877.0
Per share/unit:				
Net income – basic	$0.47	$0.39	$1.46	$1.19
Net income – diluted	$0.47	$0.39	$1.45	$1.18
FFO – basic	$1.17	$1.05	$2.27	$2.06
FFO – diluted	$1.16	$1.04	$2.25	$2.04
Operating FFO [(2)]	$1.21	$1.11	$2.30	$2.10
AFFO [(3)]	$1.03	$0.91	$1.98	$1.77
Operating AFFO [(2) (3)]	$1.08	$0.97	$2.03	$1.83
Common dividend paid	$0.76	$0.73	$1.52	$1.46

[(2)] Operating FFO is defined as FFO adjusted for the addback of acquisition costs on closed deals, land impairment costs, gain on land sale and incurred merger costs.

[(3)] Adjusted Funds From Operations ("AFFO") is defined as FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $900 per apartment unit. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

[(4)] Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands - Unaudited)

	June 30, 2015	December 31, 2014
Assets		
Real estate:		
Land	$ 803,156	$ 815,565
Land held for sale	36,804	13,114
Construction in progress	57,620	118,595
Buildings, improvements and equipment	4,924,425	4,817,453
	5,822,005	5,764,727
Less: accumulated depreciation	(1,429,699)	(1,371,227)
Real estate, net	4,392,306	4,393,500
Cash and cash equivalents	7,807	11,131
Cash in escrows	28,245	24,118
Accounts receivable, net	19,144	19,556
Prepaid expenses	11,985	23,484
Deferred charges, net	8,029	9,250
Other assets	9,291	7,496
Total assets	$ 4,476,807	$ 4,488,535
Liabilities and Equity		
Mortgage notes payable	$ 1,561,337	$ 1,637,175
Unsecured notes payable	550,000	550,000
Unsecured line of credit	318,500	269,000
Accounts payable	26,215	25,835
Accrued interest payable	8,564	7,732
Accrued expenses and other liabilities	42,501	38,732
Security deposits	19,766	18,631
Total liabilities	2,526,883	2,547,105
Common stockholders' equity	1,664,388	1,653,218
Noncontrolling interest	285,536	288,212
Total equity	1,949,924	1,941,430
Total liabilities and equity	$ 4,476,807	$ 4,488,535
Total shares/units outstanding:		
Common stock	57,995.3	57,704.0
Operating partnership units	10,012.1	10,114.4
	68,007.4	67,818.4

For Further Information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Shelly J. Doran, Vice President, Investor Relations, (585) 295-4227

###

Property Results

Second Quarter 2015

Region	# of Units	2Q '15 Company % Units[1]	Date Acquired[2]	2Q '15 Rent/Mo	2Q '15 Occup[3]	2Q '14 Occup[3]	Rental Rates[4]	Total Revenue	Total Expense	Total NOI	2Q '15 Company % NOI[1]
							2Q '15 Versus 2Q '14 % Growth				
Baltimore											
Annapolis Roads	282		6/17/2010	$ 1,375	94.6%	95.4%	3.5%	0.6%	(2.2%)	1.9%	
Bonnie Ridge	960		7/1/1999	1,231	94.1%	94.0%	3.4%	5.2%	5.8%	4.9%	
Canterbury	618		7/15/1999	1,114	94.4%	93.9%	3.4%	5.3%	2.9%	6.6%	
Charleston Place	858		9/30/2010	1,304	96.0%	95.6%	2.8%	3.9%	(0.9%)	6.0%	
Country Village	344		4/30/1998	1,068	96.9%	95.0%	2.8%	5.6%	(5.2%)	12.3%	
Dunfield	312		11/1/2007	1,296	95.9%	93.6%	2.4%	8.8%	(4.4%)	15.7%	
Fox Hall	720		3/28/2007	990	94.4%	92.2%	3.0%	7.3%	(9.2%)	18.1%	
Gateway Village	132		7/15/1999	1,488	96.6%	97.7%	2.5%	0.9%	(4.5%)	3.5%	
Heritage Woods	164		10/4/2006	1,205	96.5%	97.4%	0.7%	1.1%	2.4%	0.3%	
Howard Crossing	1,350		6/28/2012	1,198	96.1%	93.8%	3.0%	5.5%	(1.5%)	9.0%	
Middlebrooke	208		4/1/2010	1,103	96.4%	96.7%	5.2%	1.8%	(7.3%)	6.7%	
Mill Towne Village	384		5/31/2001	1,017	95.8%	96.7%	4.3%	2.8%	(3.7%)	6.7%	
Morningside Heights	1,050		4/30/1998	1,047	93.9%	93.1%	3.6%	4.2%	(1.3%)	6.8%	
Owings Run	504		7/15/1999	1,378	94.9%	95.7%	2.3%	(0.5%)	(7.3%)	2.2%	
Ridgeview at Wakefield Valley	204		1/13/2005	1,335	95.1%	94.4%	4.5%	6.7%	(2.8%)	12.4%	
Saddle Brooke	468		10/29/2008	1,256	96.4%	96.8%	4.5%	2.3%	(4.5%)	5.4%	
Selford	102		7/15/1999	1,563	95.5%	97.3%	3.1%	2.3%	(2.3%)	4.1%	
The Apts. at Cambridge Court	544		8/23/2011	1,394	95.0%	94.0%	1.6%	3.5%	10.6%	(0.1%)	
The Greens at Columbia	168		7/29/2010	1,520	95.3%	94.1%	2.7%	2.1%	3.5%	1.5%	
Top Field	156		10/4/2006	1,440	94.0%	97.4%	4.5%	0.7%	0.8%	0.6%	
Village Square	370		7/15/1999	1,303	95.9%	95.3%	4.0%	4.8%	1.8%	6.2%	
Westbrooke	110		4/1/2010	981	95.2%	96.4%	4.2%	1.9%	(4.1%)	5.8%	
Total Baltimore	10,008	23.9%		$ 1,212	95.2%	94.6%	3.2%	4.1%	(0.9%)	6.6%	22.0%
Boston											
Gardencrest	696		6/28/2002	$ 1,863	97.3%	95.3%	4.3%	6.0%	1.3%	7.9%	
Highland House	172		5/31/2006	1,418	95.9%	95.8%	5.1%	4.7%	(0.3%)	7.9%	
Liberty Commons	120		8/30/2006	1,423	98.5%	98.4%	6.7%	4.7%	(14.2%)	14.0%	
Liberty Place	107		6/6/2006	1,631	96.1%	95.0%	1.4%	2.3%	(2.5%)	5.4%	
Middlesex Crossing	252		12/18/2013	1,534	95.9%	96.3%	6.4%	6.6%	2.3%	8.8%	
Redbank Village	500		7/8/1998	1,123	98.1%	97.4%	8.4%	10.1%	(1.0%)	16.1%	
Stone Ends	280		2/12/2003	1,503	96.3%	97.4%	6.0%	7.2%	(0.9%)	11.2%	
The Commons at Haynes Farm	302		7/15/2011	1,499	97.5%	97.2%	5.7%	5.6%	(0.6%)	8.9%	
The Heights at Marlborough	348		9/7/2006	1,451	97.5%	96.5%	5.9%	9.2%	(4.3%)	17.0%	
The Meadows at Marlborough	264		9/7/2006	1,384	96.2%	96.5%	4.8%	4.2%	(2.3%)	8.1%	
The Townhomes of Beverly	204		2/15/2007	1,768	97.5%	97.2%	3.8%	4.0%	(2.6%)	7.1%	
The Village at Marshfield	276		3/17/2004	1,387	97.9%	96.1%	5.4%	5.4%	(5.6%)	11.2%	
Westwoods	35		4/30/2007	1,502	97.0%	97.7%	5.1%	(1.6%)	6.9%	(5.8%)	
Total Boston	3,556	8.5%		$ 1,511	97.2%	96.5%	5.4%	6.2%	(1.5%)	10.1%	9.6%

Property Results

Second Quarter 2015

Region	# of Units	2Q '15 Company % Units [1]	Date Acquired [2]	2Q '15 Rent/Mo	2Q '15 Occup [3]	2Q '14 Occup [3]	2Q '15 Versus 2Q '14 % Growth Rental Rates [4]	Total Revenue	Total Expense	Total NOI	2Q '15 Company % NOI [1]
Chicago											
Blackhawk	371		10/20/2000	$ 995	96.6%	95.6%	4.6%	5.7%	(5.3%)	16.3%	
Courtyards Village	224		8/29/2001	1,006	97.9%	98.0%	4.1%	1.8%	12.2%	(6.7%)	
Cypress Place	192		12/27/2000	1,176	98.2%	98.0%	5.5%	5.0%	3.8%	5.7%	
Lakeview Townhomes	120		10/18/2010	1,300	98.3%	97.8%	1.8%	2.4%	17.3%	(10.1%)	
Park Grove	710		1/7/2015	1,124	97.5%	n/a	n/a	n/a	n/a	n/a	
The Colony	783		9/1/1999	1,028	97.6%	98.0%	6.6%	5.6%	(0.8%)	10.0%	
The Gates of Deer Grove	204		12/15/2011	1,172	96.9%	97.0%	6.0%	6.5%	4.1%	8.4%	
The Lakes of Schaumburg	428		11/12/2014	1,229	98.1%	n/a	n/a	n/a	n/a	n/a	
Total Chicago	3,032	7.2%		$ 1,067	97.5%	97.4%	5.3%	5.0%	2.5%	6.9%	5.4%
Long Island											
Bayview / Colonial	160		11/1/2000	$ 1,451	97.4%	98.3%	3.7%	3.3%	(1.1%)	6.3%	
Cambridge Village	82		3/1/2002	2,109	98.3%	97.0%	5.0%	7.6%	1.0%	12.0%	
Crescent Club	257		9/30/2010	1,570	96.9%	95.5%	5.1%	6.3%	(5.9%)	14.0%	
Devonshire Hills	656		7/16/2001	1,773	96.4%	97.1%	3.0%	1.5%	1.5%	1.5%	
Hawthorne Court	434		4/4/2002	1,638	98.1%	98.1%	4.1%	4.2%	2.0%	5.9%	
Heritage Square	80		4/4/2002	2,049	97.4%	98.3%	5.6%	1.7%	4.1%	0.2%	
Holiday Square	144		5/31/2002	1,400	98.4%	97.6%	3.1%	3.8%	(3.9%)	9.1%	
Lake Grove	368		2/3/1997	1,675	96.1%	96.9%	5.6%	5.1%	(1.0%)	8.9%	
Mid-Island Estates	232		7/1/1997	1,574	98.2%	99.2%	2.8%	2.5%	(1.6%)	5.1%	
Sayville Commons	342		7/15/2005	1,825	95.8%	98.2%	4.3%	3.5%	(3.0%)	8.5%	
Southern Meadows	452		6/29/2001	1,613	98.3%	96.8%	2.2%	2.3%	(5.1%)	7.3%	
Westwood Village	242		3/1/2002	2,702	98.5%	97.8%	4.0%	3.0%	1.8%	3.8%	
Woodmont Village	97		3/1/2002	1,516	96.4%	97.6%	4.4%	(3.0%)	5.7%	(7.3%)	
Yorkshire Village	40		3/1/2002	2,068	98.2%	98.8%	4.7%	3.6%	2.8%	4.3%	
Total Long Island	3,586	8.5%		$ 1,748	97.3%	97.5%	3.9%	3.2%	(0.7%)	5.7%	10.3%

HOME PROPERTIES®

Property Results

Second Quarter 2015

Region	# of Units	2Q '15 Company % Units [1]	Date Acquired [2]	2Q '15 Rent/Mo	2Q '15 Occup [3]	2Q '14 Occup [3]	2Q '15 Versus 2Q '14 % Growth: Rental Rates [4]	2Q '15 Versus 2Q '14 % Growth: Total Revenue	2Q '15 Versus 2Q '14 % Growth: Total Expense	2Q '15 Versus 2Q '14 % Growth: Total NOI	2Q '15 Company % NOI [1]
Northern New Jersey											
Barrington Gardens	148		3/1/2005	$ 1,489	96.6%	96.5%	2.7%	4.0%	(5.6%)	9.0%	
Chatham Hill	308		1/30/2004	2,049	95.1%	93.1%	1.5%	5.5%	(0.5%)	7.8%	
East Hill Gardens	33		7/8/1998	1,701	95.1%	95.6%	0.2%	(1.0%)	(4.0%)	0.4%	
Hackensack Gardens	198		3/1/2005	1,353	96.3%	97.1%	6.4%	4.5%	(10.3%)	14.7%	
Jacob Ford Village	270		2/15/2007	1,508	97.0%	97.8%	3.0%	0.4%	(10.6%)	4.7%	
Lakeview	106		7/8/1998	1,536	97.3%	97.3%	2.2%	0.6%	(1.2%)	1.7%	
Northwood	134		1/30/2004	1,527	97.4%	98.2%	2.9%	2.1%	(0.5%)	3.8%	
Oak Manor	77		7/8/1998	2,136	98.5%	98.2%	1.2%	0.3%	(5.2%)	2.8%	
Pleasant View	1,142		7/8/1998	1,296	97.4%	96.4%	2.6%	4.8%	1.4%	6.7%	
Pleasure Bay	270		7/8/1998	1,244	97.7%	95.7%	3.3%	5.5%	(7.3%)	14.5%	
Royal Gardens	550		5/28/1997	1,392	97.0%	97.4%	2.2%	1.3%	11.1%	(3.5%)	
Sutton Pointe	241		2/19/2015	1,311	95.6%	n/a	n/a	n/a	n/a	n/a	
Wayne Village	275		7/8/1998	1,579	98.2%	95.0%	3.9%	6.5%	(7.5%)	14.1%	
Windsor Realty	67		7/8/1998	1,409	97.6%	96.1%	1.7%	6.6%	(6.5%)	15.0%	
Total Northern New Jersey	3,819	9.1%		$ 1,460	97.1%	96.4%	2.7%	3.7%	(1.1%)	6.3%	10.0%
Philadelphia											
Courts at Spring Mill Station	155		Under Construction	$ 1,831	77.4%	n/a	n/a	n/a	n/a	n/a	
Glen Manor	180		9/23/1997	873	94.8%	94.1%	4.1%	4.9%	(3.3%)	12.6%	
Golf Club	399		3/15/2000	1,244	93.7%	95.3%	1.9%	(0.6%)	(3.8%)	0.9%	
Hill Brook Place	274		7/28/1999	983	97.4%	95.6%	1.5%	3.6%	(7.9%)	13.5%	
Home Properties of Bryn Mawr	316		3/15/2000	1,644	87.3%	88.1%	(0.3%)	4.4%	(1.3%)	7.4%	
Home Properties of Devon	631		3/15/2000	1,362	94.7%	95.6%	3.3%	1.9%	1.8%	2.0%	
New Orleans Park	442		7/28/1999	979	95.3%	94.7%	3.4%	5.0%	(0.7%)	10.0%	
Racquet Club East	466		7/7/1998	1,189	96.8%	95.3%	2.0%	2.8%	(1.7%)	5.3%	
Racquet Club South	103		5/27/1999	996	95.4%	94.5%	3.0%	5.6%	(4.8%)	15.1%	
Ridley Brook	244		7/28/1999	1,048	95.8%	94.4%	4.3%	6.3%	(8.8%)	20.0%	
Sherry Lake	298		7/23/1998	1,354	97.5%	98.3%	1.8%	0.8%	0.2%	1.2%	
Stone Hill	205		11/27/2013	963	95.6%	91.0%	3.4%	17.7%	3.0%	31.3%	
The Brooke at Peachtree Village	146		8/15/2005	1,337	97.1%	95.5%	5.1%	7.9%	(1.6%)	13.6%	
The Landings	384		11/22/1996	1,159	96.9%	95.4%	4.5%	4.4%	(10.9%)	15.6%	
The Preserve at Milltown	376		6/19/2014	1,155	95.5%	94.7%	n/a	n/a	n/a	n/a	
Trexler Park	250		3/15/2000	1,192	96.8%	95.2%	2.6%	3.6%	(6.1%)	10.1%	
Trexler Park West	216		8/15/2008	1,425	97.4%	98.1%	3.1%	0.1%	(4.6%)	2.4%	
Waterview	203		7/14/2011	1,168	93.7%	95.9%	2.2%	1.0%	32.1%	(11.2%)	
William Henry	363		3/15/2000	1,276	95.2%	95.1%	3.0%	3.7%	(3.8%)	7.9%	
Willowbrook	248		7/30/2014	1,249	94.9%	n/a	n/a	n/a	n/a	n/a	
Total Philadelphia	5,899	14.1%		$ 1,210	95.2%	94.9%	2.7%	3.4%	(2.1%)	6.7%	12.5%

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Property Results

Second Quarter 2015

Region	# of Units	2Q '15 Company % Units[1]	Date Acquired[2]	2Q '15 Rent/Mo	2Q '15 Occup[3]	2Q '14 Occup[3]	2Q '15 Versus 2Q '14 % Growth Rental Rates[4]	Total Revenue	Total Expense	Total NOI	2Q '15 Company % NOI[1]
Southeast Florida											
The Hamptons	668		7/7/2004	$ 1,198	96.0%	95.0%	7.5%	8.3%	3.8%	12.1%	
Vinings at Hampton Village	168		7/7/2004	1,319	97.7%	97.8%	6.4%	6.1%	(0.7%)	10.9%	
Total Southeast Florida	836	2.0%		$ 1,222	96.3%	95.6%	7.2%	7.8%	2.9%	11.8%	1.6%
Washington, D.C.											
1200 East West	247		5/11/2010	$ 1,814	96.3%	93.4%	(1.8%)	0.8%	(7.5%)	4.9%	
Arbor Park of Alexandria	851		Redevelopment	1,687	80.2%	77.7%	3.6%	3.3%	(1.8%)	6.2%	
Braddock Lee	256		3/13/1998	1,452	97.6%	97.0%	(0.2%)	1.1%	(5.9%)	5.1%	
Cinnamon Run	511		12/28/2005	1,362	91.9%	92.3%	1.5%	0.9%	9.3%	(2.5%)	
Courts at Huntington Station	421		6/15/2011	1,955	93.5%	93.3%	(0.7%)	0.9%	3.7%	(0.3%)	
East Meadow	150		8/1/2000	1,514	97.6%	96.2%	1.5%	1.0%	(1.5%)	2.4%	
Eleven55 Ripley	379		Lease Up	1,787	87.5%	20.5%	n/a	n/a	n/a	n/a	
Elmwood Terrace	504		6/30/2000	1,085	95.4%	94.7%	4.9%	5.3%	(7.0%)	14.6%	
Hunters Glen	108		4/19/2011	1,094	96.0%	95.4%	3.4%	4.5%	(7.9%)	11.9%	
Mount Vernon Square	1,387		12/27/2006	1,383	95.8%	93.4%	1.3%	3.4%	(1.2%)	5.8%	
Newport Village	937		10/17/2011	1,579	95.6%	94.3%	0.0%	(0.9%)	(9.5%)	3.8%	
Park Shirlington	294		3/13/1998	1,497	96.6%	95.7%	1.9%	2.9%	(4.3%)	7.6%	
Peppertree Farm	879		12/28/2005	1,358	91.6%	91.8%	3.0%	1.8%	(7.0%)	6.9%	
Seminary Hill	296		7/1/1999	1,488	95.7%	97.2%	1.6%	2.2%	7.2%	(1.3%)	
Seminary Towers	545		7/1/1999	1,504	94.7%	96.5%	1.3%	1.3%	0.1%	2.0%	
Somerset Park	108		10/11/2011	1,548	97.7%	98.2%	1.6%	2.4%	(2.3%)	4.9%	
Tamarron	132		7/15/1999	1,699	95.2%	96.3%	1.5%	0.9%	3.8%	(0.1%)	
The Apts. at Cobblestone Square	314		6/14/2012	1,376	96.8%	95.5%	2.0%	2.0%	(4.1%)	5.4%	
The Apts. at Wellington Trace	240		3/2/2004	1,435	96.3%	95.8%	0.6%	1.4%	(5.8%)	5.0%	
The Courts at Dulles	411		11/30/2011	1,578	97.9%	96.1%	2.3%	5.5%	(0.9%)	9.1%	
The Courts at Fair Oaks	364		9/30/2010	1,531	95.7%	96.1%	(0.9%)	(1.5%)	(1.4%)	(1.5%)	
The Manor - VA	198		2/19/1999	1,243	96.2%	95.3%	3.4%	2.4%	0.5%	3.4%	
The Manor East	164		5/11/2012	1,191	95.6%	94.0%	2.0%	4.0%	6.4%	2.7%	
The Sycamores	185		12/16/2002	1,508	97.3%	97.7%	2.2%	1.9%	2.6%	1.6%	
Village at Potomac Falls	247		8/5/2010	1,489	96.8%	96.1%	1.7%	1.5%	(3.9%)	4.5%	
West Springfield	244		11/18/2002	1,616	95.9%	96.1%	2.0%	3.2%	13.1%	(1.0%)	
Westchester West	345		12/30/2008	1,460	93.5%	93.2%	2.4%	1.4%	(4.8%)	5.1%	
Woodway at Trinity Centre	504		5/17/2012	1,479	95.2%	96.4%	3.0%	1.1%	(2.6%)	3.0%	
Total Washington, D.C.	11,221	26.7%		$ 1,464	95.2%	94.7%	1.4%	1.8%	(2.1%)	3.9%	28.6%
Total Properties	**41,957**	100.0%		$ 1,374	95.5%	n/a	n/a	n/a	n/a	n/a	100.0%
Total Core Properties	**38,569**			$ 1,371	95.9%	95.4%	3.0%	3.5%	(1.2%)	6.2%	

[1] Represents the percentage of the Company's total Units/NOI attributed to each region, including Core and Non-Core Properties.
[2] For development properties, represents the date all units became available to rent.
[3] Average physical occupancy is defined as the number of occupied apartment units divided by total apartment units.
[4] Reflects net change in base rental rates before bad debts and occupancy changes.

HOME PROPERTIES®

Property Results

June YTD

Region	# of Units	YTD '15 Company % Units [1]	Date Acquired [2]	YTD '15 Rent/Mo	YTD '15 Occup [3]	YTD '14 Occup [3]	YTD '15 Versus YTD '14 % Growth Rental Rates [4]	Total Revenue	Total Expense	Total NOI	YTD '15 Company % NOI [1]
Baltimore											
Annapolis Roads	282		6/17/2010	$ 1,370	94.0%	94.7%	4.2%	1.2%	(8.2%)	6.7%	
Bonnie Ridge	960		7/1/1999	1,226	94.3%	94.5%	3.8%	4.9%	1.7%	6.5%	
Canterbury	618		7/15/1999	1,108	94.9%	94.7%	3.1%	3.8%	3.4%	4.0%	
Charleston Place	858		9/30/2010	1,297	95.4%	95.4%	2.8%	2.7%	(1.8%)	4.8%	
Country Village	344		4/30/1998	1,060	95.7%	95.4%	2.2%	3.9%	0.3%	6.2%	
Dunfield	312		11/1/2007	1,289	94.8%	92.7%	1.8%	7.1%	(4.5%)	13.4%	
Fox Hall	720		3/28/2007	986	93.2%	93.3%	3.0%	0.7%	(12.8%)	11.2%	
Gateway Village	132		7/15/1999	1,478	96.6%	97.3%	2.1%	1.5%	(3.7%)	4.1%	
Heritage Woods	164		10/4/2006	1,200	96.1%	97.2%	0.6%	0.1%	6.4%	(3.5%)	
Howard Crossing	1,350		6/28/2012	1,193	95.6%	93.8%	3.0%	4.9%	(0.7%)	7.8%	
Middlebrooke	208		4/1/2010	1,095	96.0%	96.4%	4.6%	2.8%	(5.9%)	7.5%	
Mill Towne Village	384		5/31/2001	1,011	95.1%	96.2%	4.3%	2.3%	(1.3%)	4.4%	
Morningside Heights	1,050		4/30/1998	1,043	93.6%	93.3%	3.9%	4.2%	0.3%	6.3%	
Owings Run	504		7/15/1999	1,374	93.6%	94.4%	2.9%	1.0%	(4.9%)	3.6%	
Ridgeview at Wakefield Valley	204		1/13/2005	1,323	94.8%	93.7%	3.9%	4.4%	(3.1%)	8.9%	
Saddle Brooke	468		10/29/2008	1,250	95.5%	96.1%	4.9%	3.3%	(3.8%)	6.9%	
Selford	102		7/15/1999	1,562	94.7%	97.2%	3.5%	2.0%	(1.8%)	3.5%	
The Apts. at Cambridge Court	544		8/23/2011	1,390	93.1%	93.4%	1.9%	2.6%	10.2%	(1.5%)	
The Greens at Columbia	168		7/29/2010	1,513	96.1%	94.9%	2.1%	2.3%	1.7%	2.6%	
Top Field	156		10/4/2006	1,432	95.0%	95.8%	4.1%	2.4%	2.8%	2.2%	
Village Square	370		7/15/1999	1,294	95.8%	94.4%	3.6%	5.7%	(2.6%)	10.0%	
Westbrooke	110		4/1/2010	980	95.7%	96.4%	4.7%	2.1%	(4.1%)	6.5%	
Total Baltimore	10,008	23.9%		$ 1,207	94.7%	94.5%	3.2%	3.4%	(1.3%)	5.9%	22.2%
Boston											
Gardencrest	696		6/28/2002	$ 1,851	96.4%	95.5%	4.1%	5.0%	3.5%	5.7%	
Highland House	172		5/31/2006	1,405	94.9%	93.4%	4.6%	5.5%	0.1%	9.8%	
Liberty Commons	120		8/30/2006	1,411	96.5%	96.8%	6.0%	3.9%	(9.2%)	10.7%	
Liberty Place	107		6/6/2006	1,621	95.8%	95.7%	1.9%	2.1%	(3.7%)	6.1%	
Middlesex Crossing	252		12/18/2013	1,524	95.3%	96.1%	6.8%	6.6%	3.8%	8.2%	
Redbank Village	500		7/8/1998	1,115	96.4%	97.3%	9.1%	8.9%	1.4%	13.1%	
Stone Ends	280		2/12/2003	1,493	96.8%	96.8%	5.9%	7.5%	3.6%	9.7%	
The Commons at Haynes Farm	302		7/15/2011	1,481	97.8%	97.4%	5.1%	5.6%	5.5%	5.7%	
The Heights at Marlborough	348		9/7/2006	1,437	97.3%	96.8%	5.6%	6.9%	4.9%	8.2%	
The Meadows at Marlborough	264		9/7/2006	1,371	96.6%	95.9%	4.4%	3.4%	2.8%	3.8%	
The Townhomes of Beverly	204		2/15/2007	1,757	95.9%	95.6%	3.8%	4.4%	10.8%	0.7%	
The Village at Marshfield	276		3/17/2004	1,373	97.8%	95.5%	5.1%	7.1%	1.8%	10.2%	
Westwoods	35		4/30/2007	1,491	97.9%	97.2%	4.8%	3.2%	(2.9%)	7.9%	
Total Boston	3,556	8.5%		$ 1,499	96.6%	96.2%	5.2%	5.8%	3.0%	7.4%	9.2%

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Property Results

June YTD

Region	# of Units	YTD '15 Company % Units [1]	Date Acquired [2]	YTD '15 Rent/Mo	YTD '15 Occup [3]	YTD '14 Occup [3]	Rental Rates [4]	Total Revenue	Total Expense	Total NOI	YTD '15 Company % NOI [1]
							YTD '15 Versus YTD '14 % Growth				
Chicago											
Blackhawk	371		10/20/2000	$ 987	95.7%	95.1%	4.4%	4.9%	(2.7%)	12.8%	
Courtyards Village	224		8/29/2001	997	97.4%	97.4%	3.5%	2.9%	4.0%	1.9%	
Cypress Place	192		12/27/2000	1,164	97.7%	96.9%	4.9%	5.3%	(6.9%)	14.3%	
Lakeview Townhomes	120		10/18/2010	1,289	97.2%	97.4%	1.3%	1.5%	2.2%	0.9%	
Park Grove	710		1/7/2015	1,106	96.1%	n/a	n/a	n/a	n/a	n/a	
The Colony	783		9/1/1999	1,018	97.5%	97.0%	6.2%	7.6%	(4.9%)	17.2%	
The Gates of Deer Grove	204		12/15/2011	1,159	96.8%	96.7%	6.0%	6.5%	0.5%	12.1%	
The Lakes of Schaumburg	428		11/12/2014	1,219	97.8%	n/a	n/a	n/a	n/a	n/a	
Total Chicago	3,032	7.2%		$ 1,057	97.1%	96.7%	5.0%	5.7%	(2.3%)	12.5%	5.5%
Long Island											
Bayview / Colonial	160		11/1/2000	$ 1,443	97.6%	97.8%	3.4%	0.6%	(9.5%)	8.3%	
Cambridge Village	82		3/1/2002	2,101	96.8%	97.0%	5.3%	4.2%	4.6%	4.0%	
Crescent Club	257		9/30/2010	1,558	96.6%	96.1%	5.2%	4.8%	(3.3%)	10.1%	
Devonshire Hills	656		7/16/2001	1,763	95.6%	96.7%	3.0%	0.1%	(4.2%)	2.4%	
Hawthorne Court	434		4/4/2002	1,629	97.3%	97.2%	3.9%	3.0%	1.5%	4.2%	
Heritage Square	80		4/4/2002	2,036	97.1%	97.9%	5.1%	2.7%	(2.8%)	6.8%	
Holiday Square	144		5/31/2002	1,397	97.3%	97.7%	3.4%	2.9%	(1.1%)	6.1%	
Lake Grove	368		2/3/1997	1,656	97.0%	95.5%	4.8%	6.2%	(0.9%)	11.0%	
Mid-Island Estates	232		7/1/1997	1,574	97.3%	98.3%	3.3%	1.3%	2.6%	0.3%	
Sayville Commons	342		7/15/2005	1,817	95.4%	97.5%	4.4%	5.7%	0.2%	10.0%	
Southern Meadows	452		6/29/2001	1,607	97.3%	96.1%	2.5%	3.2%	(2.3%)	7.1%	
Westwood Village	242		3/1/2002	2,675	97.4%	97.3%	3.6%	3.3%	2.4%	3.9%	
Woodmont Village	97		3/1/2002	1,521	96.7%	97.6%	5.1%	(2.6%)	1.8%	(5.2%)	
Yorkshire Village	40		3/1/2002	2,058	97.8%	97.3%	4.2%	7.6%	12.1%	3.7%	
Total Long Island	3,586	8.5%		$ 1,738	96.7%	96.9%	3.8%	2.9%	(0.8%)	5.5%	10.5%

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Property Results

June YTD

Region	# of Units	YTD '15 Company % Units [1]	Date Acquired [2]	YTD '15 Rent/Mo	YTD '15 Occup [3]	YTD '14 Occup [3]	YTD '15 Versus YTD '14 % Growth			YTD '15 Company % NOI [1]
							Rental Rates [4]	Total Revenue	Total Expense	Total NOI	
Northern New Jersey											
Barrington Gardens	148		3/1/2005	$ 1,480	97.3%	96.9%	3.1%	4.5%	(10.0%)	13.4%	
Chatham Hill	308		1/30/2004	2,039	94.1%	92.2%	0.6%	4.3%	(4.9%)	8.3%	
East Hill Gardens	33		7/8/1998	1,700	95.9%	96.8%	1.2%	1.0%	0.6%	1.3%	
Hackensack Gardens	198		3/1/2005	1,343	95.4%	97.7%	6.4%	2.8%	(8.4%)	11.6%	
Jacob Ford Village	270		2/15/2007	1,501	96.4%	96.9%	2.9%	1.5%	(10.2%)	7.1%	
Lakeview	106		7/8/1998	1,528	97.4%	97.4%	1.9%	(0.8%)	6.8%	(6.0%)	
Northwood	134		1/30/2004	1,518	96.2%	97.6%	2.7%	1.6%	(1.9%)	3.9%	
Oak Manor	77		7/8/1998	2,127	97.3%	96.5%	1.4%	0.8%	(6.4%)	4.8%	
Pleasant View	1,142		7/8/1998	1,291	96.9%	96.2%	2.7%	4.3%	(0.4%)	7.5%	
Pleasure Bay	270		7/8/1998	1,236	95.8%	95.7%	3.7%	3.3%	(6.3%)	11.0%	
Royal Gardens	550		5/28/1997	1,387	97.0%	97.4%	2.3%	1.9%	5.4%	(0.3%)	
Sutton Pointe	241		2/19/2015	1,294	92.8%	n/a	n/a	n/a	n/a	n/a	
Wayne Village	275		7/8/1998	1,568	97.4%	95.3%	3.3%	5.1%	(0.7%)	8.5%	
Windsor Realty	67		7/8/1998	1,404	97.1%	96.4%	1.5%	4.3%	(7.3%)	13.7%	
Total Northern New Jersey	3,819	9.1%		$ 1,453	96.5%	96.2%	2.6%	3.2%	(2.1%)	6.5%	9.6%
Philadelphia											
Courts at Spring Mill Station	155		Under Construction	$ 1,858	61.6%	n/a	n/a	n/a	n/a	n/a	
Glen Manor	180		9/23/1997	863	94.6%	93.9%	4.7%	7.0%	(6.4%)	22.8%	
Golf Club	399		3/15/2000	1,243	94.3%	95.8%	2.4%	(0.1%)	(2.6%)	1.2%	
Hill Brook Place	274		7/28/1999	981	95.6%	95.1%	1.6%	1.1%	(5.9%)	7.7%	
Home Properties of Bryn Mawr	316		3/15/2000	1,630	92.5%	91.9%	1.5%	3.7%	(0.6%)	5.7%	
Home Properties of Devon	631		3/15/2000	1,357	94.8%	95.3%	3.6%	2.1%	(2.5%)	4.5%	
New Orleans Park	442		7/28/1999	969	96.0%	94.8%	3.0%	3.8%	(3.5%)	10.8%	
Racquet Club East	466		7/7/1998	1,182	95.5%	93.2%	1.8%	3.6%	(1.5%)	6.8%	
Racquet Club South	103		5/27/1999	989	95.7%	92.0%	2.4%	8.1%	(8.4%)	27.3%	
Ridley Brook	244		7/28/1999	1,043	96.4%	94.7%	4.4%	5.1%	(5.4%)	15.4%	
Sherry Lake	298		7/23/1998	1,348	95.9%	97.1%	1.5%	0.0%	(1.4%)	0.8%	
Stone Hill	205		11/27/2013	955	96.2%	90.3%	2.8%	22.1%	2.6%	42.4%	
The Brooke at Peachtree Village	146		8/15/2005	1,326	96.6%	96.2%	4.5%	5.7%	(4.8%)	12.4%	
The Landings	384		11/22/1996	1,150	96.1%	95.9%	3.9%	2.3%	(7.4%)	10.3%	
The Preserve at Milltown	376		6/19/2014	1,144	95.6%	94.7%	n/a	n/a	n/a	n/a	
Trexler Park	250		3/15/2000	1,189	95.9%	96.1%	3.1%	1.8%	(5.1%)	6.7%	
Trexler Park West	216		8/15/2008	1,423	96.7%	97.7%	3.5%	1.4%	(4.8%)	4.5%	
Waterview	203		7/14/2011	1,160	92.9%	96.1%	2.2%	(0.9%)	7.7%	(5.9%)	
William Henry	363		3/15/2000	1,272	94.5%	94.5%	3.0%	4.0%	(4.7%)	9.7%	
Willowbrook	248		7/30/2014	1,245	94.4%	n/a	n/a	n/a	n/a	n/a	
Total Philadelphia	5,899	14.1%		$ 1,203	95.2%	94.9%	2.8%	3.1%	(3.2%)	7.3%	12.6%

Property Results

June YTD

Region	# of Units	YTD '15 Company % Units [1]	Date Acquired [2]	YTD '15 Rent/Mo	YTD '15 Occup [3]	YTD '14 Occup [3]	YTD '15 Versus YTD '14 % Growth				YTD '15 Company % NOI [1]
							Rental Rates [4]	Total Revenue	Total Expense	Total NOI	
Southeast Florida											
The Hamptons	668		7/7/2004	$ 1,187	96.3%	95.9%	7.5%	6.9%	(1.2%)	14.0%	
Vinings at Hampton Village	168		7/7/2004	1,309	97.5%	96.6%	6.3%	7.5%	(0.2%)	13.6%	
Total Southeast Florida	836	2.0%		$ 1,212	96.5%	96.0%	7.2%	7.0%	(1.0%)	13.9%	1.6%
Washington, D.C.											
1200 East West	247		5/11/2010	$ 1,805	95.7%	93.1%	(2.6%)	1.4%	(1.4%)	2.8%	
Arbor Park of Alexandria	851		Redevelopment	1,688	78.7%	79.3%	4.1%	0.9%	(2.4%)	2.9%	
Braddock Lee	256		3/13/1998	1,449	96.6%	97.0%	(0.2%)	0.1%	(4.5%)	2.9%	
Cinnamon Run	511		12/28/2005	1,362	92.3%	92.2%	2.1%	1.4%	10.8%	(2.3%)	
Courts at Huntington Station	421		6/15/2011	1,950	92.7%	93.4%	(1.1%)	(0.1%)	1.8%	(1.1%)	
East Meadow	150		8/1/2000	1,510	96.4%	96.0%	1.6%	0.6%	0.3%	0.7%	
Eleven55 Ripley	379		Lease Up	1,813	81.9%	16.1%	n/a	n/a	n/a	n/a	
Elmwood Terrace	504		6/30/2000	1,077	95.5%	95.3%	4.9%	5.4%	(4.2%)	12.8%	
Hunters Glen	108		4/19/2011	1,092	94.8%	94.6%	4.1%	2.3%	(9.1%)	9.2%	
Mount Vernon Square	1,387		12/27/2006	1,379	95.0%	93.1%	1.3%	3.3%	(0.6%)	5.5%	
Newport Village	937		10/17/2011	1,575	94.7%	93.0%	(0.1%)	(1.4%)	(9.2%)	3.4%	
Park Shirlington	294		3/13/1998	1,494	95.6%	95.1%	1.7%	2.2%	(4.0%)	6.2%	
Peppertree Farm	879		12/28/2005	1,351	91.8%	92.6%	3.0%	1.2%	(4.5%)	4.7%	
Seminary Hill	296		7/1/1999	1,483	95.7%	97.3%	1.6%	0.8%	4.6%	(1.8%)	
Seminary Towers	545		7/1/1999	1,505	94.5%	95.4%	1.3%	(0.4%)	(1.1%)	0.1%	
Somerset Park	108		10/11/2011	1,542	94.9%	98.0%	1.1%	(1.8%)	(0.7%)	(2.4%)	
Tamarron	132		7/15/1999	1,695	93.6%	96.3%	2.0%	0.2%	4.9%	(1.6%)	
The Apts. at Cobblestone Square	314		6/14/2012	1,362	96.1%	95.8%	1.7%	1.7%	(0.2%)	2.8%	
The Apts. at Wellington Trace	240		3/2/2004	1,437	95.5%	96.4%	1.1%	0.2%	(1.5%)	1.0%	
The Courts at Dulles	411		11/30/2011	1,567	97.1%	95.9%	1.9%	3.7%	(0.0%)	5.9%	
The Courts at Fair Oaks	364		9/30/2010	1,530	94.8%	94.9%	(0.9%)	(1.4%)	0.3%	(2.3%)	
The Manor - VA	198		2/19/1999	1,238	94.4%	95.0%	3.7%	(0.3%)	(1.7%)	0.4%	
The Manor East	164		5/11/2012	1,185	93.8%	92.9%	2.2%	2.4%	6.1%	0.3%	
The Sycamores	185		12/16/2002	1,500	97.9%	96.6%	1.9%	3.1%	3.9%	2.5%	
Village at Potomac Falls	247		8/5/2010	1,484	95.6%	95.2%	1.5%	1.3%	(4.5%)	4.8%	
West Springfield	244		11/18/2002	1,612	96.3%	96.0%	2.1%	3.5%	1.7%	4.3%	
Westchester West	345		12/30/2008	1,456	92.0%	92.8%	2.6%	1.2%	(0.4%)	2.1%	
Woodway at Trinity Centre	504		5/17/2012	1,469	95.1%	95.7%	2.7%	1.1%	(1.4%)	2.3%	
Total Washington, D.C.	11,221	26.7%		$ 1,459	94.7%	94.4%	1.4%	1.2%	(1.4%)	2.7%	28.8%
Total Properties	**41,957**	100.0%		$ 1,367	94.9%	n/a	n/a	n/a	n/a	n/a	100.0%
Total Core Properties	**38,569**			$ 1,364	95.4%	95.2%	3.0%	3.1%	(1.2%)	5.7%	

[1] Represents the percentage of the Company's total Units/NOI attributed to each region, including Core and Non-Core Properties.
[2] For development properties, represents the date all units became available to rent.
[3] Average physical occupancy is defined as the number of occupied apartment units divided by total apartment units.
[4] Reflects net change in base rental rates before bad debts and occupancy changes.

HOME
PROPERTIES®

Physical Occupancy Comparison by Region - Core Properties

Sequential Comparison
Second Quarter 2015 vs. First Quarter 2015

Region	% Units	2Q '15	1Q '15	Variance
Baltimore	25.9%	95.2%	94.2%	1.0%
Boston	9.2%	97.2%	96.0%	1.2%
Chicago	4.9%	97.5%	96.7%	0.8%
Long Island	9.3%	97.3%	96.2%	1.1%
Northern New Jersey	9.3%	97.1%	96.0%	1.1%
Philadelphia	13.3%	95.2%	95.2%	0.0%
Southeast Florida	2.2%	96.3%	96.7%	(0.4%)
Washington, D.C.	25.9%	95.2%	94.1%	1.1%
Total Core	100.0%	95.9%	95.0%	0.9%

Quarter over Quarter Comparison
Second Quarter 2015 vs. Second Quarter 2014

Region	% Units	2Q '15	2Q'14	Variance
Baltimore	25.9%	95.2%	94.6%	0.6%
Boston	9.2%	97.2%	96.5%	0.7%
Chicago	4.9%	97.5%	97.4%	0.1%
Long Island	9.3%	97.3%	97.5%	(0.2%)
Northern New Jersey	9.3%	97.1%	96.4%	0.7%
Philadelphia	13.3%	95.2%	94.9%	0.3%
Southeast Florida	2.2%	96.3%	95.6%	0.7%
Washington, D.C.	25.9%	95.2%	94.7%	0.5%
Total Core	100.0%	95.9%	95.4%	0.5%

June 2015 vs. Second Quarter 2015

Region	% Units	Jun '15	2Q '15	Variance
Baltimore	25.9%	95.3%	95.2%	0.1%
Boston	9.2%	97.3%	97.2%	0.1%
Chicago	4.9%	97.3%	97.5%	(0.2%)
Long Island	9.3%	97.5%	97.3%	0.2%
Northern New Jersey	9.3%	97.5%	97.1%	0.4%
Philadelphia	13.3%	94.4%	95.2%	(0.8%)
Southeast Florida	2.2%	95.4%	96.3%	(0.9%)
Washington, D.C.	25.9%	95.7%	95.2%	0.5%
Total Core	100.0%	96.0%	95.9%	0.1%

Operating Results by Region - Core Properties

Sequential Results
Second Quarter 2015 vs. First Quarter 2015

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Baltimore	25.9%	1.6%	0.9%	(7.8%)	5.5%
Boston	9.2%	2.8%	3.1%	(19.5%)	18.0%
Chicago	4.9%	2.4%	0.6%	0.0%	1.0%
Long Island	9.3%	2.6%	(0.2%)	(8.7%)	5.7%
Northern New Jersey	9.3%	2.3%	2.0%	(15.7%)	13.7%
Philadelphia	13.3%	0.5%	(1.6%)	(12.2%)	5.3%
Southeast Florida	2.2%	2.0%	1.7%	2.7%	0.9%
Washington, D.C.	25.9%	2.0%	0.8%	(7.5%)	5.7%
Total Core	100.0%	1.9%	0.8%	(9.8%)	7.3%

Year over Year Results
Second Quarter 2015 vs. Second Quarter 2014

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Baltimore	25.9%	4.1%	4.1%	(0.9%)	6.6%
Boston	9.2%	6.4%	6.2%	(1.5%)	10.1%
Chicago	4.9%	5.1%	5.0%	2.5%	6.9%
Long Island	9.3%	3.6%	3.2%	(0.7%)	5.7%
Northern New Jersey	9.3%	3.8%	3.7%	(1.1%)	6.3%
Philadelphia	13.3%	3.1%	3.4%	(2.1%)	6.7%
Southeast Florida	2.2%	7.9%	7.8%	2.9%	11.8%
Washington, D.C.	25.9%	1.8%	1.8%	(2.1%)	3.9%
Total Core	100.0%	3.6%	3.5%	(1.2%)	6.2%

Year over Year Results
YTD 2015 vs. YTD 2014

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Baltimore	25.9%	3.8%	3.4%	(1.3%)	5.9%
Boston	9.2%	6.1%	5.8%	3.0%	7.4%
Chicago	4.9%	5.4%	5.7%	(2.3%)	12.5%
Long Island	9.3%	3.4%	2.9%	(0.8%)	5.5%
Northern New Jersey	9.3%	3.4%	3.2%	(2.1%)	6.5%
Philadelphia	13.3%	3.3%	3.1%	(3.2%)	7.3%
Southeast Florida	2.2%	7.3%	7.0%	(1.0%)	13.9%
Washington, D.C.	25.9%	1.5%	1.2%	(1.4%)	2.7%
Total Core	100.0%	3.4%	3.1%	(1.2%)	5.7%

[1] Reflects net change in base rental revenues after bad debts and occupancy changes.



Percentage Change in New Lease and Renewal Lease Rents Compared to Expiring Lease Rents - Core Properties

Region	1Q '14 New	1Q '14 Renewal	2Q '14 New	2Q '14 Renewal	3Q '14 New	3Q '14 Renewal	4Q '14 New	4Q '14 Renewal	YTD '14 New	YTD '14 Renewal
Baltimore	0.3%	3.3%	3.4%	3.7%	2.1%	3.9%	1.2%	3.9%	2.1%	3.7%
Boston	0.4%	3.0%	5.3%	3.8%	5.8%	4.1%	4.8%	4.1%	4.6%	3.9%
Chicago	2.3%	3.4%	4.3%	2.9%	2.7%	3.9%	2.1%	4.4%	3.1%	3.6%
Long Island	(0.4%)	3.4%	4.5%	3.5%	3.6%	4.0%	1.1%	4.1%	2.8%	3.8%
Northern New Jersey	2.8%	2.1%	4.4%	2.0%	4.9%	2.4%	2.2%	2.4%	4.0%	2.2%
Philadelphia	(2.0%)	2.4%	2.7%	3.4%	3.5%	3.8%	1.0%	3.5%	2.0%	3.4%
Southeast Florida	6.9%	4.2%	9.4%	3.9%	9.7%	4.6%	6.7%	4.5%	8.3%	4.2%
Washington, D.C.	(2.3%)	2.7%	(0.1%)	3.0%	(0.2%)	3.1%	(2.0%)	3.3%	(1.0%)	3.0%
Total Core	(0.2%)	2.9%	3.0%	3.2%	2.5%	3.6%	0.9%	3.6%	1.9%	3.4%

Region	1Q '15 New	1Q '15 Renewal	2Q '15 New	2Q '15 Renewal
Baltimore	(0.1%)	4.3%	2.0%	3.7%
Boston	3.6%	4.2%	7.5%	4.3%
Chicago	3.0%	5.1%	9.0%	5.1%
Long Island	1.9%	4.5%	2.8%	4.4%
Northern New Jersey	(0.3%)	2.2%	6.1%	1.5%
Philadelphia	(2.5%)	3.1%	3.5%	3.6%
Southeast Florida	8.4%	4.6%	9.4%	4.3%
Washington, D.C.	(2.1%)	3.2%	0.7%	2.9%
Total Core	0.1%	3.7%	3.3%	3.4%

Resident Statistics

Top Six Reasons for Moveouts

	2Q '15	1Q '15	4Q '14	3Q '14	2Q '14	1Q '14	Year '14	Year '13	Year '12
Employment related	14.7%	15.0%	14.6%	13.1%	14.8%	13.9%	14.1%	13.5%	13.2%
Location, apartment size	14.5%	13.8%	12.7%	15.1%	14.5%	14.0%	14.2%	13.1%	12.6%
Home purchase	12.8%	12.0%	13.2%	12.2%	10.8%	10.6%	11.8%	12.5%	11.3%
Transfer within HME	12.3%	15.3%	13.5%	11.9%	11.2%	15.4%	12.8%	13.4%	13.1%
Domestic Situation	11.0%	9.1%	8.6%	11.3%	11.1%	8.2%	10.8%	10.1%	10.2%
Eviction, skip	10.7%	12.7%	14.2%	11.7%	12.1%	14.6%	13.0%	12.9%	14.2%

Traffic - Core Properties / Turnover - Core Properties

Region	Traffic 2Q '15 vs. 2Q '14	Traffic YTD '15 vs. YTD '14	Signed Leases 2Q '15 vs. 2Q '14	Signed Leases YTD '15 vs. YTD '14	Turnover 2Q '15	Turnover 2Q '14	Turnover YTD '15	Turnover YTD '14
Baltimore	(3.3%)	(2.4%)	19.7%	13.1%	10.3%	10.9%	18.0%	18.9%
Boston	(1.4%)	(10.4%)	8.0%	6.1%	11.0%	11.9%	18.7%	20.2%
Chicago	(16.6%)	(13.5%)	5.5%	3.9%	13.6%	12.3%	21.9%	19.9%
Long Island	17.5%	14.6%	29.5%	18.4%	9.1%	8.0%	17.0%	15.3%
Northern New Jersey	(12.5%)	(6.8%)	3.8%	2.8%	8.7%	9.8%	16.9%	17.8%
Philadelphia	(9.6%)	(6.9%)	(0.7%)	(2.4%)	14.4%	14.3%	22.2%	22.1%
Southeast Florida	(4.2%)	3.6%	23.8%	16.2%	13.4%	12.1%	25.5%	23.4%
Washington, D.C.	(10.0%)	(3.6%)	12.8%	11.6%	9.4%	9.4%	17.3%	17.1%
Total Core	(5.6%)	(3.7%)	12.4%	8.7%	10.7%	10.8%	18.6%	18.7%

Bad Debt as % of Rent and Utility Recovery

	2Q '15	2Q '14	YTD '15	YTD '14
Total Core	0.70%	0.78%	0.72%	0.81%

Home PROPERTIES®

Net Operating Income Detail
($ in thousands, except per unit data)

Core Properties

	2Q '15	2Q '14	Qtr Variance	% Variance	YTD '15	YTD '14	Qtr Variance	% Variance
Rent	$ 150,636	$ 145,394	$ 5,242	3.6%	$ 298,412	$ 288,656	$ 9,756	3.4%
Utility recovery	5,534	5,205	329	6.3%	13,073	13,184	(111)	(0.8%)
Rent including recoveries	156,170	150,599	5,571	3.7%	311,485	301,840	9,645	3.2%
Other income	7,158	7,170	(12)	(0.2%)	13,940	13,901	39	0.3%
Total income	163,328	157,769	5,559	3.5%	325,425	315,741	9,684	3.1%
Operating & maintenance	(55,678)	(56,358)	680	1.2%	(117,419)	(118,894)	1,475	1.2%
Core Properties NOI	$ 107,650	$ 101,411	$ 6,239	6.2%	$ 208,006	$ 196,847	$ 11,159	5.7%
Physical Occupancy	95.9%	95.4%	0.5%		95.4%	95.2%	0.2%	
Weighted Avg Rent per Unit	$ 1,371	$ 1,330	$ 40	3.0%	$ 1,364	$ 1,324	$ 40	3.0%

Acquired Properties [1]

	2Q '15	YTD '15
Rent	$ 8,599	$ 16,093
Utility recovery	130	286
Rent including recoveries	8,729	16,379
Other income	441	794
Total income	9,170	17,173
Operating & maintenance	(3,803)	(7,139)
Acquired Properties NOI	$ 5,367	$ 10,034
Physical Occupancy	95.2%	93.5%
Weighted Avg Rent per Unit	$ 1,292	$ 1,286

Redevelopment Property [2]

	2Q '15	YTD '15
Rent	$ 3,350	$ 6,594
Utility recovery	99	208
Rent including recoveries	3,449	6,802
Other income	122	225
Total income	3,571	7,027
Operating & maintenance	(1,231)	(2,494)
Redevelopment Property NOI	$ 2,340	$ 4,533
Physical Occupancy	80.2%	78.7%
Weighted Avg Rent per Unit	$ 1,687	$ 1,688

Development Properties [3]

	2Q '15	YTD '15
Rent	$ 527	$ 817
Utility recovery	28	42
Rent including recoveries	555	859
Other income	30	67
Total income	585	926
Operating & maintenance	(294)	(516)
Development Properties NOI	$ 291	$ 410
Physical Occupancy	(see development pipeline schedule)	(see development pipeline schedule)
Weighted Avg Rent per Unit	$ 1,831	$ 1,858

Disposed Properties [4]

	2Q '15	YTD '15
Rent	$ -	$ 2,076
Utility recovery	-	91
Rent including recoveries	-	2,167
Other income	-	263
Total income	-	2,430
Operating & maintenance	-	(745)
Disposed Properties NOI	$ -	$ 1,685

[1] Acquired Properties consists of properties acquired subsequent to January 1, 2014 and a development property currently in Lease-up (full year operating results not available).

[2] Arbor Park of Alexandria - 851 units in 52 buildings commenced renovation in 2011 on a building-by-building basis and was completed in 2Q'15.

[3] Development Properties consists of one property, Courts at Spring Mill Station.

[4] Disposed Properties consists of two properties, The New Colonies and The Coves at Chesapeake.

Seasonality Factor for NAV Calculation
To annualize net operating income for net asset value calculation, the seasonality factor to apply to the current quarter's effective NOI run rate is 25.9%. This will adjust for the typical seasonal variability in NOI.

Operating Expense Detail - Core Properties
($ in thousands)

	2Q '15	2Q '14	Qtr Variance	% Variance	YTD '15	YTD '14	YTD Variance	% Variance
Electricity	$ 1,833	$ 1,869	$ (36)	(1.9%)	$ 4,142	$ 4,068	$ 74	1.8%
Gas	2,029	2,427	(398)	(16.4%)	8,168	9,193	(1,025)	(11.1%)
Water & sewer	4,650	4,354	296	6.8%	9,207	8,795	412	4.7%
Repairs & maintenance	6,499	8,949	(2,450)	(27.4%)	12,555	15,136	(2,581)	(17.1%)
Personnel expense	13,658	13,401	257	1.9%	27,261	27,160	101	0.4%
Advertising	1,274	1,226	48	3.9%	2,433	2,379	54	2.3%
Legal & professional	392	303	89	29.4%	733	550	183	33.3%
Office & telephone	1,583	1,672	(89)	(5.3%)	3,269	3,287	(18)	(0.5%)
Property insurance	2,202	1,377	825	59.9%	4,853	4,528	325	7.2%
Real estate taxes	16,292	15,549	743	4.8%	32,536	31,451	1,085	3.4%
Snow	76	45	31	68.9%	1,948	1,988	(40)	(2.0%)
Trash	932	905	27	3.0%	1,877	1,817	60	3.3%
Property management G&A	4,258	4,281	(23)	(0.5%)	8,437	8,542	(105)	(1.2%)
Total Core	$ 55,678	$ 56,358	$ (680)	(1.2%)	$ 117,419	$ 118,894	$ (1,475)	(1.2%)

Disposition of Real Estate
($ in thousands)

Results of operations for the two communities sold during the first quarter of 2015 are included in continuing operations in the consolidated statements of operations in accordance with ASU 2014-08 adopted effective January 1, 2015. Communities sold were:

- The New Colonies in the Chicago region was sold on January 26
- The Coves at Chesapeake in the Baltimore region was sold on March 25

Operating results provided below:

	2Q '15	2Q '14	YTD '15	YTD '14
Revenues:				
Rental income	$ -	$ 3,219	$ 2,076	$ 6,388
Property other income	-	314	354	652
Total revenues	-	3,533	2,430	7,040
Expenses:				
Operating and maintenance	-	1,271	745	2,597
Depreciation and amortization	-	965	421	1,925
Total expenses	-	2,236	1,166	4,522
Net income	$ -	$ 1,297	$ 1,264	$ 2,518

Results of operations for the three communities sold during 2014 are included in the line item "Income from discontinued operations." Communities sold were:

- Cider Mill in the Washington, D.C. region was sold on February 26, 2014
- Woodleaf in the Washington, D.C. region was sold on December 19, 2014
- The Manor - MD in the Washington, D.C. region was sold on December 29, 2014

Operating results provided below:

	2Q '14	YTD '14
Revenues:		
Rental income	$ 2,591	$ 7,124
Property other income	196	722
Total revenues	2,787	7,846
Expenses:		
Operating and maintenance	834	2,614
Interest [1]	479	2,063
Depreciation and amortization	598	1,459
Total expenses	1,911	6,136
Net income	$ 876	$ 1,710

[1] Includes debt extinguishment costs of $802 incurred as a result of repaying property-specific debt upon sale.

Summary Of Recent Acquisitions

($ in millions, except unit and per unit data)

Community	Region	State	Purchase Date	# of Units	Cap [1] Rate	Purchase Price	Wtd Avg Price per Unit
2015 Acquisitions							
Park Grove	Chicago	IL	1/7/2015	710	5.8%	$ 92.0	$ 129,577
Sutton Pointe	Northern New Jersey	NJ	2/19/2015	241	6.1%	31.0	128,631
			Total 2015	951	5.9%	$ 123.0	$ 129,338
2014 Acquisitions							
The Preserve at Milltown	Philadelphia	PA	6/19/2014	376	6.3%	$ 45.0	$ 119,681
Willowbrook	Philadelphia	PA	7/30/2014	248	6.8%	30.5	122,984
Lakes of Schaumburg	Chicago	IL	11/12/2014	428	6.0%	66.0	154,206
			Total 2014	1,052	6.3%	$ 141.5	$ 134,506
		Total 2015 and 2014 Acquisitions		2,003	6.1%	$ 264.5	$ 132,052

[1] Capitalization (Cap) rate based on projected NOI at the time of acquisition after allowance for a 2.7% management fee, but before capital expenditures.

Summary Of Recent Dispositions

($ in millions, except unit and per unit data)

Community	Region	State	Sale Date	# of Units	Cap [2] Rate	Sales Price	Wtd Avg Price per Unit	Unlevered IRR
2015 Sales								
The New Colonies	Chicago	IL	1/26/2015	672	7.3%	$ 49.3	$ 73,390	10.5%
The Coves at Chesapeake	Baltimore	MD	3/25/2015	469	6.6%	76.3	162,580	6.3%
			Total 2015	1,141	6.9%	$ 125.6	$ 110,051	8.0%
2014 Sales								
Cider Mill	Washington, D.C.	MD	2/26/2014	864	6.9%	$ 110.0	$ 127,315	8.3%
Woodleaf	Washington, D.C.	MD	12/19/2014	228	7.1%	33.5	146,930	12.1%
The Manor (MD)	Washington, D.C.	MD	12/29/2014	435	6.3%	73.3	168,391	11.5%
			Total 2014	1,527	6.7%	$ 216.8	$ 141,945	10.0%
		Total 2015 and 2014 Sales		2,668	6.8%	$ 342.3	$ 128,305	9.2%

[2] Capitalization (Cap) rate based on historical NOI after allowance for a 2.7% management fee, but before capital expenditures. The cap rate as calculated from the buyer's perspective could be lower if risk of real estate re-assessment is taken into account.

Home
PROPERTIES®

Breakdown of Units

Region	State	As of 12/31/2013	12/31/2013 % of units	Net Acquired/Sold/ Developed in 2014	As of 12/31/2014	12/31/2014 % of Units	Net Acquired/Sold/ Developed in 2015	As of 6/30/2015	6/30/2015 % of Units
Baltimore	MD	10,477	24.8%	–	10,477	24.9%	(469)	10,008	23.9%
Boston	MA/ME	3,556	8.4%	–	3,556	8.4%	–	3,556	8.5%
Chicago	IL	2,566	6.1%	428	2,994	7.1%	38	3,032	7.2%
Long Island	NY	3,586	8.5%	–	3,586	8.5%	–	3,586	8.5%
Northern New Jersey	NJ	3,578	8.5%	–	3,578	8.5%	241	3,819	9.1%
Philadelphia	PA	5,114	12.2%	745	5,859	14.0%	40	5,899	14.1%
Southeast Florida	FL	836	2.0%	–	836	2.0%	–	836	2.0%
Washington, D.C.	MD/VA	12,457	29.5%	(1,236)	11,221	26.6%	–	11,221	26.7%
Total		42,170	100.0%	(63)	42,107	100.0%	(150)	41,957	100.0%

Debt

($ in thousands)

Property	Lender	Interest Rate %	06/30/15 Balance	Maturity Date
Fixed Rate Secured				
Sayville Commons	M&T Realty - Freddie Mac	5.00%	35,637	08/01/15
Charleston Place	Wells Fargo - Freddie Mac	3.77%	31,295	09/01/15
Charleston Place	Wells Fargo - Freddie Mac	3.77%	21,382	09/01/15
Charleston Place	Wells Fargo - Freddie Mac	3.77%	18,350	09/01/15
Cypress Place Apartments	Prudential - Fannie Mae	6.56%	9,530	11/01/15
Golf Club Apartments	Prudential - Fannie Mae	6.38%	30,671	11/01/15
Northwood Apartments	M&T Realty - Freddie Mac	5.50%	9,777	12/01/15
Cinnamon Run - 1st	M&T Realty - Freddie Mac	5.25%	45,789	01/01/16
Cinnamon Run - 2nd	M&T Realty - Freddie Mac	5.55%	4,765	01/01/16
Peppertree Farm - 1st	M&T Realty - Freddie Mac	5.25%	70,479	01/01/16
Peppertree Farm - 2nd	M&T Realty - Freddie Mac	5.55%	1,733	01/01/16
The Hamptons/Vinings at Hamptons	Prudential - Fannie Mae	5.57%	46,129	02/01/16
Devonshire - 1st	Wachovia - Fannie Mae	5.60%	33,816	04/01/16
Devonshire - 2nd	Wachovia - Fannie Mae	6.24%	7,812	04/01/16
Mid-Island	Prudential - Fannie Mae	5.48%	17,992	04/01/16
Owings Run 1 & 2	Prudential - Fannie Mae	5.59%	38,996	04/01/16
The Manor East	KeyBank - Freddie Mac	3.25%	6,473	04/01/16
Country Village	Centerline (CIII) - Fannie Mae	5.52%	16,973	06/01/16
Fox Hall Apartments	Columbia Nat'l - Freddie Mac	5.61%	47,000	06/01/17
Mill Towne Village	Prudential - Fannie Mae	5.99%	24,239	09/01/17
Royal Gardens Apts.	M&T Realty - Freddie Mac	5.83%	47,000	11/01/17
Village Square 1, 2 & 3	Prudential - Fannie Mae	5.81%	39,285	12/01/17
Chatham Hill	M&T Realty - Freddie Mac	5.59%	41,334	01/01/18
William Henry Apartments	PNC - Fannie Mae	4.85%	26,654	01/01/18
Seminary Towers Apartments	Prudential - Fannie Mae	5.49%	53,515	07/01/18
Bonnie Ridge - 1st	Prudential Life	6.60%	5,623	12/15/18
Bonnie Ridge - 2nd	Prudential Life	6.16%	15,859	12/15/18
Bonnie Ridge - 3rd	Prudential Life	6.07%	22,936	12/15/18

HOME PROPERTIES®

Debt

($ in thousands)

Property	Lender	Interest Rate %	06/30/15 Balance	Maturity Date
Annapolis Roads	Amerisphere - Fannie Mae	5.12%	22,399	01/01/19
Ridgeview at Wakefield Valley	M&T Realty - Freddie Mac	5.75%	16,959	01/01/19
The Sycamores	M&T Realty - Freddie Mac	5.71%	19,763	01/01/19
Top Field Apartments	M&T Realty - Fannie Mae	4.84%	15,465	01/01/19
Westwood Village	M&T Realty - Freddie Mac	5.68%	43,291	01/01/19
The Brooke at Peachtree	Wells Fargo - Fannie Mae	5.47%	11,440	07/01/19
Glen Manor	Prudential - Fannie Mae	5.83%	7,411	08/01/19
Ridley Brook	Prudential - Fannie Mae	5.83%	12,304	08/01/19
The Courts at Fair Oaks	Walker&Dunlop - Freddie CME	4.50%	45,538	08/01/19
Southern Meadows	Red Mortgage - Fannie Mae	5.36%	37,983	10/01/19
Elmwood Terrace	M&T Realty - Fannie Mae	5.56%	24,994	11/01/19
Lakeview	Greystone - Fannie Mae	5.31%	8,468	12/01/19
The Landings	Prudential - Fannie Mae	5.60%	24,390	01/01/20
East Meadow Apartments	M&T Realty - Freddie Mac	5.40%	13,725	05/01/20
Selford Townhomes	M&T Realty - Freddie Mac	5.40%	8,297	05/01/20
Stone Ends Apts.	M&T Realty - Freddie Mac	5.40%	23,370	05/01/20
Tamarron Apartments	M&T Realty - Freddie Mac	5.40%	13,732	05/01/20
The Manor (VA)	M&T Realty - Freddie Mac	5.40%	12,888	05/01/20
Woodmont Village	M&T Realty - Freddie Mac	5.40%	9,299	05/01/20
The Lakes of Schaumburg	Midland Loan Services - Freddie CME	3.50%	33,199	09/01/20
Trexler Park	Greystone - Fannie Mae	4.34%	35,643	09/01/20
Arbor Park of Alexandria	Prudential - Fannie Mae	4.35%	89,926	11/01/20
New Orleans Park	M&T Realty - Fannie Mae	4.58%	21,910	11/01/20
Racquet Club East	PNC - Fannie Mae	4.74%	35,132	12/01/20
Heritage Woods Apts	Greystone - Fannie Mae	5.39%	13,585	01/01/21
The Meadows at Marlborough	Prudential - Fannie Mae	5.50%	19,862	01/01/21
Home Properties of Devon	M&T Realty - Fannie Mae	4.85%	56,811	08/01/21
Pleasant View Gardens	Prudential - Fannie Mae	4.51%	89,119	11/01/21
Wtd Avg Rate/Total Debt - Fixed Rate Secured		5.17%	$1,537,946	

Debt

($ in thousands)

Property	Lender	Interest Rate %	06/30/15 Balance	Maturity Date
Variable Rate Secured				
Sherry Lake	M&T Realty - Freddie Mac	2.93%	23,391	04/01/17
Wtd Avg Rate/Total Debt - Variable Rate Secured		2.93%	$ 23,391	
Wtd Avg Rate/Total Debt - Total Secured Debt		5.14%	$ 1,561,337	
Fixed Rate Unsecured				
Private Placement Senior Notes - Series A	Various Investors	4.46%	$ 90,000	12/19/18
Private Placement Senior Notes - Series B	Various Investors	5.00%	60,000	12/19/21
Senior Notes	Prudential Life Insurance	4.16%	50,000	06/27/19
Bank Term Loan-Interest Rate Swapped to Maturity	M&T Bank et. al.	1.69%	250,000	08/18/18
Variable Rate Unsecured				
Bank Term Loan 180-Day [1]	M&T Bank	1.19%	100,000	07/18/15
Revolving Line of Credit	M&T Bank et. al.	1.19%	318,500	08/18/17
Adjusts Daily 30 LIBOR + 1.0				
Wtd Avg Rate/Total Debt - Total Unsecured Debt		2.10%	$ 868,500	
Total Combined Debt		4.05%	$2,429,837	

% Of Portfolio - Fixed	81.8%	
% Of Portfolio - Variable	18.2%	

	Interest Rate %	Years To Maturity
Wtd Avg - Total Fixed Rate Debt	4.67%	3.27
Wtd Avg - Total Variable Rate Debt	1.28%	1.64
Wtd Avg - Combined Debt	4.05%	2.98

[1] Term extended to 12/31/15 on 07/15/15.

HOME PROPERTIES®

Debt

($ in thousands)

Total Debt Maturity Schedule Exclusive of Revolving Line of Credit & 180-Day Term Loan						
Year of Maturity	Fixed Rate		Variable Rate		Total	
	Wtd Avg		Wtd Avg			% Of
	Rate	Debt	Rate	Debt	Debt	Total
2015	4.84%	$ 156,641	-	-	$ 156,641	7.79%
2016	5.40%	290,957	-	-	290,957	14.47%
2017	5.78%	157,524	2.93%	23,391	180,915	8.99%
2018	3.46%	505,920	-	-	505,920	25.15%
2019	5.14%	316,015	-	-	316,015	15.71%
2020	4.68%	321,511	-	-	321,511	15.98%
2021	4.85%	239,377	-	-	239,377	11.91%
TOTAL	4.67%	$ 1,987,946	2.93%	$ 23,391	$ 2,011,337	100.00%

Debt

Unencumbered Properties

Property	# Units	Region	State		Property	# Units	Region	State
Canterbury	618	Baltimore	MD		Barrington Gardens	148	Northern New Jersey	NJ
Dunfield	312	Baltimore	MD		East Hill Gardens	33	Northern New Jersey	NJ
Gateway Village	132	Baltimore	MD		Hackensack Gardens	198	Northern New Jersey	NJ
Howard Crossing	1,350	Baltimore	MD		Jacob Ford Village	270	Northern New Jersey	NJ
Middlebrooke	208	Baltimore	MD		Oak Manor	77	Northern New Jersey	NJ
Morningside Heights	1,050	Baltimore	MD		Pleasure Bay	270	Northern New Jersey	NJ
Saddle Brooke	468	Baltimore	MD		Sutton Pointe	241	Northern New Jersey	NJ
The Apts at Cambridge Court	544	Baltimore	MD		Wayne Village	275	Northern New Jersey	NJ
The Greens at Columbia	168	Baltimore	MD		Windsor Realty	67	Northern New Jersey	NJ
Westbrooke	110	Baltimore	MD		Courts at Spring Mill Station	155	Philadelphia	PA
Gardencrest	696	Boston	MA		Hill Brook Place	274	Philadelphia	PA
Highland House	172	Boston	MA		Home Properties of Bryn Mawr	316	Philadelphia	PA
Liberty Place	107	Boston	MA		Racquet Club South	103	Philadelphia	PA
Middlesex Crossing	252	Boston	MA		Stone Hill	205	Philadelphia	PA
The Commons at Haynes Farm	302	Boston	MA		The Preserve at Milltown	376	Philadelphia	PA
The Heights at Marlborough	348	Boston	MA		Waterview	203	Philadelphia	PA
The Townhomes of Beverly	204	Boston	MA		Willowbrook	248	Philadelphia	PA
The Village at Marshfield	276	Boston	MA		1200 East West	247	Washington, D.C.	MD
Westwoods	35	Boston	MA		Eleven55 Ripley	379	Washington, D.C.	MD
Liberty Commons	120	Boston	ME		Hunter's Glen	108	Washington, D.C.	MD
Redbank Village	500	Boston	ME		Seminary Hill	296	Washington, D.C.	MD
Blackhawk	371	Chicago	IL		Courts at Huntington Station	421	Washington, D.C.	MD
Courtyards Village	224	Chicago	IL		Braddock Lee	256	Washington, D.C.	VA
Lakeview Townhomes	120	Chicago	IL		Mt. Vernon Square	1,387	Washington, D.C.	VA
Park Grove	710	Chicago	IL		Newport Village	937	Washington, D.C.	VA
The Colony	783	Chicago	IL		Park Shirlington	294	Washington, D.C.	VA
The Gates of Deer Grove	204	Chicago	IL		Somerset Park	108	Washington, D.C.	VA
Bayview/Colonial	160	Long Island	NY		The Apts at Cobblestone Square	314	Washington, D.C.	VA
Cambridge Village	82	Long Island	NY		The Apts at Wellington Trace	240	Washington, D.C.	VA
Crescent Club	257	Long Island	NY		The Courts at Dulles	411	Washington, D.C.	VA
Devonshire Hills (Stratford Greens)*	359	Long Island	NY		Village at Potomac Falls	247	Washington, D.C.	VA
Hawthorne Court	434	Long Island	NY		West Springfield	244	Washington, D.C.	VA
Heritage Square	80	Long Island	NY		Westchester West	345	Washington, D.C.	VA
Holiday Square	144	Long Island	NY		Woodway at Trinity Centre	504	Washington, D.C.	VA
Lake Grove	368	Long Island	NY					
Yorkshire Village	40	Long Island	NY					

Total Number of Units:	22,505
Total Number of Properties:	69

*The mortgage on the Stratford Greens portion of Devonshire Hills was repaid in 2Q 2015, unencumbering that portion of the community (359 units). A mortgage remains in-place on the remaining 297 units of Devonshire Hills.

Capital Expenditures

Recurring Capital Expenditure Summary

For 2015 the Company estimates that the amount of recurring, non-revenue enhancing capital expenditures incurred on an annual basis for a standard garden style apartment will remain unchanged at $900 per apartment unit.

The Company's policy is to capitalize costs related to the acquisition, development, rehabilitation, construction and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include appliances, carpeting and flooring, HVAC equipment, kitchen and bath cabinets, new roofs, site improvements and various exterior building improvements. Non-recurring, revenue generating upgrades include, community centers, new windows, and kitchen and bath apartment upgrades. Revenue generating capital improvements are expected to directly result in increased rental earnings or expense savings. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that Management estimates the Company incurs on an annual basis.

Category	Capitalized Cost per Unit	Useful Life[1]	Capitalized Expenditure per Unit per Year[2]	Maintenance Expense Cost per Unit per Year[3]	Total Cost per Unit per Year
Appliances	$ 1,673	10	$ 167	$ 13	$ 180
Blinds, shades	148	3	49	6	55
Carpets, cleaning	924	4	231	155	386
Computers, equipment, misc.[4]	124	6	21	22	43
Contract repairs	-	-	-	182	182
Exterior painting [5]	87	3	29	-	29
Flooring	175	7	25	27	52
Furnace, air (HVAC)	880	19	46	84	130
Hot water heater	302	7	43	-	43
Interior painting	-	-	-	194	194
Kitchen, bath cabinets upgrades	1,272	15	85	-	85
Landscaping site	-	-	-	122	122
New roof	906	24	38	-	38
Parking lot site	900	15	60	-	60
Pool, exercise facility	130	15	9	56	65
Windows major	1,712	20	86	-	86
Miscellaneous [6]	190	17	11	-	11
Total	$ 9,423		$ 900	$ 861	$ 1,761

[1] Estimated weighted average actual physical useful life of the expenditure capitalized.

[2] This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.

[3] These expenses are included in the Operating and Maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $861 per unit estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's Core Properties expense detail schedule.

[4] Includes computers, office equipment, furniture, and maintenance vehicles.

[5] The level of exterior painting may be lower than other similarly titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, the other exposed surfaces are most often covered in aluminum or vinyl.

[6] Includes items such as balconies, siding, and concrete sidewalks.

The breakdown of costs above reflects the Company's unique strategies to improve every property every year regardless of age, and to purchase older properties and rehabilitate and reposition them to enhance internal rates of return. These strategies result in higher costs of capital expenditures and maintenance costs which permit the Company to realize higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

Home PROPERTIES®

Capital Expenditures

Capital Expenditure Summary

The Company estimates that on an annual basis $900 per unit is spent on recurring capital expenditures in 2015. During the three months ended June 30, 2015 approximately $225 per unit was spent on recurring capital expenditures. For the six months ended June 30, 2015 approximately $450 per unit was spent on recurring capital expenditures. The table below summarizes the actual total capital improvements incurred by major categories and an estimate of the breakdown of total capital improvements by major categories between recurring, and non-recurring revenue generating capital improvements for the three and six months ended June 30, 2015 as follows:

For the three months ended June 30, 2015
($ in thousands, except per unit data)

	Recurring Capex	Per Unit[a]	Non-Recurring Capex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New buildings	$ -	$ -	$ 205	$ 5	$ 205	$ 5
Major building improvements	1,221	30	7,507	185	8,728	215
Roof replacements	424	11	951	23	1,375	34
Site improvements	718	18	2,775	68	3,493	86
Apartment upgrades	1,262	31	7,912	195	9,174	226
Appliances	1,629	40	2	-	1,631	40
Carpeting/flooring	2,759	68	556	14	3,315	82
HVAC/mechanicals	903	22	2,838	70	3,741	92
Miscellaneous	213	5	685	17	898	22
Total	$ 9,129	$ 225	$ 23,431	$ 577	$ 32,560	$ 802

[a] Calculated using the weighted average number of units owned, including 38,569 core units, 2014 acquisition units of 1,052, and 2015 acquisition units of 951 for the three months ended June 30, 2015.

For the six months ended June 30, 2015
($ in thousands, except per unit data)

	Recurring Capex	Per Unit[a]	Non-Recurring Capex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New Buildings	$ -	$ -	$ 426	$ 11	$ 426	$ 11
Major building improvements	2,551	63	8,488	210	11,039	273
Roof replacements	769	19	950	23	1,719	42
Site improvements	1,397	34	2,775	69	4,172	103
Apartment upgrades	3,140	78	13,200	326	16,340	404
Appliances	2,954	73	-	-	2,954	73
Carpeting/flooring	5,182	128	555	14	5,737	142
HVAC/mechanicals	1,802	45	4,869	120	6,671	165
Miscellaneous	425	10	1,322	33	1,747	43
Total	$ 18,220	$ 450	$ 32,585	$ 806	$ 50,805	$ 1,256

[a] Calculated using the weighted average number of units owned, including 38,569 core units, 2014 acquisition units of 1,052, and 2015 acquisition units of 867 for the six months ended June 30, 2015.

HOME PROPERTIES®

Capital Expenditure Summary (continued)

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the three months ended June 30, 2015
($ in thousands, except per unit data)

	Recurring Capex	Per Unit[a]	Non-Recurring Capex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
Core Communities	$ 8,678	$ 225	$ 21,727	$ 563	$ 30,405	$ 788
2015 Acquisition Communities	214	225	749	788	963	1,013
2014 Acquisition Communities	237	225	955	908	1,192	1,133
Subtotal	9,129	225	23,431	577	32,560	802
2015 Disposed Communities	-	-	-	-	-	-
2014 Disposed Communities	-	-	-	-	-	-
Corporate office expenditures [b]	-	-	-	-	574	-
Total	$ 9,129	$ 225	$ 23,431	$ 577	$ 33,134	$ 802

[a] Calculated using the weighted average number of units owned, including 38,569 core units, 2014 acquisition units of 1,052, and 2015 acquisition units of 951 for the three months ended June 30, 2015.

[b] No distinction is made between recurring and non-recurring expenditures for corporate office. Corporate office expenditures includes principally computer hardware, software, office furniture, fixtures and leasehold improvements. Corporate office expenditures are excluded from per unit figures.

For the six months ended June 30, 2015
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
Core Communities	$ 17,357	$ 450	$ 30,369	$ 787	$ 47,726	$ 1,237
2015 Acquisition Communities	390	450	816	941	1,206	1,391
2014 Acquisition Communities	473	450	1,400	1,331	1,873	1,781
Sub-total	18,220	450	32,585	806	50,805	1,256
2015 Disposed Communities	104	332	-	-	104	332
2014 Disposed Communities	-	-	-	-	-	-
Corporate office expenditures [b]	-	-	-	-	1,044	-
Total	$ 18,324	$ 449	$ 32,585	$ 799	$ 51,953	$ 1,248

[a] Calculated using the weighted average number of units owned, including 38,569 core units, 2014 acquisition units of 1,052, 2015 acquisition units of 867, and 2015 disposed units of 314 for the six months ended June 30, 2015.

[b] No distinction is made between recurring and non-recurring expenditures for corporate office. Corporate office expenditures includes principally computer hardware, software, office furniture, fixtures and leasehold improvements. Corporate office expenditures are excluded from per unit figures.

Adjusted Net Operating Income - Core Properties
($ in thousands)

	Quarter 6/30/2015	Quarter 6/30/2014	Change
Net Operating Income	$ 107,650	$ 101,411	6.2%
Less: Non-recurring Capex @ 4%	(869)	-	-
Adjusted Net Operating Income	$ 106,781	$ 101,411	5.3%

Some of our Core Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 4% cost of debt capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

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Development Pipeline as of June 30, 2015
($ in thousands)

	Property Type	Units when Complete	Cost Estimate	Cost Estimate Per Unit	Costs Incurred [1]	Start	Initial Occup	Date Complete	% Complete [2]	% Leased [3]	% Physical Occup [4]
Under construction:											
Courts at Spring Mill Station	Donut/Podium	385	$ 90,131	$ 234	$ 85,138	2Q 12	4Q 14	4Q 15	49.9%	51.2%	38.2%
Conshohocken, PA											

[1] Cost classified as Construction in Progress (CIP) at June 30, 2015 is $57,620. The difference between Costs Incurred and CIP represents units placed into service.

[2] Represents the percentage of units that have been completed and are available to rent as of July 29, 2015.

[3] Represents the percentage of units that have been leased as of July 29, 2015.

[4] Represents the percentage of units occupied as of July 29, 2015.